Otis Worldwide Corporation
One Carrier Place
Farmington, CT 06032

June 16, 2022

VIA EDGAR (Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C.20549
Attn: Claire Erlanger and Eiko Yaoita Pyles

Re:    Otis Worldwide Corp
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 4, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2022
Filed April 27, 2022
File No. 001-39221

Dear Ms. Erlanger and Ms. Pyles:

As we discussed with Claire Erlanger today, we have received your letter dated June 6, 2022 regarding your review of the above-referenced filings. This will confirm that we intend to respond to the comments in that letter by July 6, 2022.

If you have any questions or require any additional information please contact the undersigned at 860-676-6511 or at michael.ryan@otis.com.

Sincerely,

/s/ MICHAEL P. RYAN

Mike P. Ryan
Vice President and Chief Accounting Officer